Neovasc Announces Closing of Final Convertible Debt Issuance for Gross Proceeds of US$5.0 Million

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, announced today that, further to its press release dated May 26, 2020, the Company has issued a final convertible note in the principal amount US$1 million to Strul Medical Group, LLC ("Strul"). Following the earlier issuance to Strul of a convertible note in the principal amount of US$4 million and 2,573,959 warrants (the "Warrants"), the Company has raised aggregate gross proceeds of US$5 million (the "Offering").

Pursuant to the Offering the Company issued notes in the aggregate principal amount of US$5 million (the "2020 Notes"), convertible at $2.81525 per common share for 1,776,041 common shares, and 2,573,959 Warrants exercisable at $ 2.634 per Warrant share with a 4 year term.  The 2020 Notes bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and are payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date. The 2020 Notes have a maturity date of 48-months after issuance with a holder's option for early redemption at 24-months.

Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the "Reducer"), development of the Tiara™ (the "Tiara") and general corporate and working capital purposes.

The 2020 Notes and Warrants were qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a prospectus supplement dated May 26, 2020 (the "Prospectus Supplement") to the Company's base shelf prospectus dated July 12, 2018. The Prospectus supplement relating to the Offering is available on the Company's profile on the SEDAR website at www.sedar.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the expected use of proceeds from the Offering and expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.